Exhibit 3.2

AMENDMENT NO. 2
TO THE
AMENDED AND RESTATED BYLAWS
OF
BLACKROCK, INC.

Effective as of February 23, 2012, the Amended and Restated Bylaws of BlackRock, Inc. (as amended, the “Bylaws”) shall be amended as follows:

1.	Section 3.2 of the Bylaws is hereby amended to add a new paragraph (d) at the end thereof to read in its entirety as follows:

(d) Notwithstanding any provision in these Bylaws to the contrary (other than in connection with filling vacancies on the Board of Directors), a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Corporation determines that the number of nominees exceeds the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting.